EXHIBIT 99.1

Brookfield Infrastructure Reports Solid 2025 Year-End Results & Declares 17th Consecutive Distribution Increase

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated November 19, 2025 to the short form base shelf prospectus of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. dated January 29, 2025.

BROOKFIELD, NEWS, Jan. 29, 2026 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the year ended December 31, 2025.

“In 2025 we exceeded our ambitious $3 billion capital recycling target and funded five new investments, showcasing our self-funding strategy.” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “We expect FFO to inflect higher in 2026 as these investments fully contribute to results and we expand our growth pipeline to include AI infrastructure.”

	For the twelve months ended December 31
US$ millions (except per unit amounts), unaudited[1]	2025	2024
Net income attributable to the partnership[2]	$1,091	$391
– per unit[3]	0.90	0.04
FFO[4]	2,627	2,468
– per unit[5]	3.32	3.12

For the year ended December 31, 2025, we reported net income attributable to the partnership of $1.1 billion. Current year results benefited from strong operational performance and realized gains associated with our capital recycling activities, partially offset by mark-to-market changes on our corporate foreign exchange hedging program.

BIP generated funds from operations (FFO) of $2.6 billion or $3.32 on a per unit basis in 2025. This was 10% above our normalized FFO and a 6% increase in total compared to 2024. Organic growth for the year was at the high end of our target range driven by elevated levels of inflation in the countries where we operate, stronger volumes across our critical infrastructure networks and the commissioning of over $1.5 billion of new capital projects from our backlog. In addition, we completed over $1.1 billion of new acquisitions during 2025 that partially contributed to earnings, the impact of which was more than offset by earnings foregone from over $3 billion of asset sales completed during the year.

Segment Performance

The following table summarizes FFO by segment:

	For the twelve months ended December 31
US$ millions, unaudited	2025	2024
FFO by segment
Utilities	$786	$760
Transport	1,144	1,224
Midstream	668	625
Data	502	333
Corporate	(473)	(474)
FFO	$2,627	$2,468

The utilities segment generated FFO of $786 million, which on a comparable basis was up 7% year over year. The base business continued to perform well during the year, driven by inflation indexation across the portfolio and the contribution of approximately $500 million of capital commissioned into rate base over the last twelve months. Results also partially benefited from our acquisition of a South Korean industrial gas business that closed in December, and together with the strong base business performance, more than offset the loss of earnings from the sale of our Mexican regulated natural gas transmission pipelines.

FFO for the transport segment was $1,144 million, in line with the prior year after normalizing for asset sales and foreign exchange. During the year, we completed capital recycling initiatives totaling approximately $1.8 billion of proceeds. The loss of earnings from these sales was partially offset by higher revenues across our transportation networks, particularly in our rail and toll road segments, where volumes and rates grew by an average of 2% and 3% respectively.

The midstream segment generated FFO of $668 million, representing a 7% year over year increase. This growth reflects higher volumes and activity levels across our midstream assets, particularly at our Canadian natural gas gathering and processing operation and our recently acquired U.S. refined products pipeline system. This contribution more than offsets the loss of earnings from the sale of our U.S. gas pipeline.

Lastly, FFO for the data segment was $502 million, representing a step change increase of over 50% compared to the prior year period. The increase is attributable to several new investments completed over the last twelve months, the most recent being our U.S. bulk fiber network, which is now fully contributing to earnings. In addition, we achieved strong organic growth across our data storage business, which included the commissioning of 220 MW of capacity at our hyperscale data centers, 200 MW of new billings at our U.S. retail colocation data center operation and income generated by our global data center developers. Our platform now has development potential of approximately 3.6 GW, including 1.2 GW of operating capacity, a contracted project backlog of 1.1 GW, and a total land bank of 1.3 GW.

Update on Strategic Initiatives

Transaction activity accelerated in 2025, with $1.5 billion of new investments. We expect this momentum to carry into 2026 based on a robust pipeline of new investment opportunities that continues to be diversified across sectors and geographies.

During the quarter, we completed the inaugural project under the framework agreement with Bloom Energy, installing 55 MW of behind the meter power for a data center site in the U.S. We have since secured additional projects under the framework for several hyperscaler customers, bringing the total to approximately 230 MW of power generation. These additional projects have contract terms of at least 15 years in length. BIP’s total equity investment associated with these projects to date is expected to be approximately $50 million, and fully deployed by mid-2027.

Also during the quarter, we closed the acquisition of a South Korean industrial gas business that is the leading supplier of industrial gases to investment grade semiconductor manufacturers in the country. The total equity purchase price is $500 million (BIP’s share – approximately $125 million).

On January 1, we closed the acquisition of a leading railcar leasing platform in partnership with GATX, a best-in-class railcar lessor. The business is highly cash-generative, providing stable cash flows that are supported by a diversified, and largely investment-grade, customer base. The total equity consideration is approximately $1.2 billion (BIP’s share – approximately $300 million).

Asset sales also accelerated in 2025. We achieved a record $3.1 billion in proceeds raised and we believe that the elevated pace of capital recycling will continue into the year ahead. We have two transactions already secured that crystallize attractive returns, giving us conviction in our ability to realize $3 billion of asset sale proceeds during 2026.

First, we agreed to sell the largest of four concessions within our Brazilian electricity transmission operation that spans over 1,200 kilometers. We expect proceeds of approximately $150 million net to BIP, generating an attractive IRR of 45% and an 8.5x multiple of capital, with closing anticipated in Q1 2026. Following this sale, we will have completed divestments of six of the nine concessions, with the remaining concessions expected to be sold this year.

Second, we partnered on a portfolio of stabilized and under-construction data centers in North America. Proceeds are expected to be used to support the build out of our powered land bank. An initial tranche of assets is expected to close this quarter, with the remaining under-construction projects expected to close on a programmatic basis upon completion over the next two years under a pre-agreed pricing framework.

Distribution and Dividend Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.455 per unit, payable on March 31, 2026 to unitholders of record as at the close of business on February 27, 2026. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 9 and Series 11 have been declared, which will also be payable on March 31, 2026 to holders on February 27, 2026. The Series 13 and Series 14 regular quarterly dividends have also been declared and will be payable on March 16, 2026 to holders on February 27, 2026. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.455 per share, payable on March 31, 2026 to shareholders of record as at the close of business on February 27, 2026.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s fourth quarter 2025 results, as well as the annual letter to unitholders and supplemental information, at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am ET, please pre-register at https://register-conf.media-server.com/register/BI235cb3564cba4fc5ac36dda513da717d. Upon registering, you will be emailed a dial-in number and direct passcode. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/26osgyhy/.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media John Hamlin Director, Communications Tel: +44 204 557-4334 Email: john.hamlin@brookfield.com	Investor Relations Stephen Fukuda Senior Vice President, Corporate Development & Investor Relations Tel: +1 (416) 956-5129 Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, expectations regarding FFO growth, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares and class A.2 exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2025 was 460.1 million (2024: 461.6 million).
  We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO includes income (loss) earned by data center developers which is generated through development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 11 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the twelve-month period ended December 31, 2025 was 790.5 million (2024: 792.1 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2025	2024

Assets
Cash and cash equivalents	$3,201	$2,071
Financial assets	173	255
Property, plant and equipment and investment properties	69,568	55,910
Intangible assets and goodwill	34,975	28,622
Investments in associates and joint ventures	6,377	5,672
Assets held for sale	2,346	1,958
Deferred income taxes and other	11,510	10,102
Total assets	$128,150	$104,590

Liabilities and partnership capital
Corporate borrowings	$4,947	$4,542
Non-recourse borrowings	59,551	46,552
Financial liabilities	3,424	2,780
Liabilities held for sale	1,289	1,209
Deferred income taxes and other	23,399	19,654

Partnership capital
Limited partners	4,889	4,704
General partner	25	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,017	1,926
Exchangeable units/shares[1]	1,501	1,417
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	26,086	20,568
Preferred unitholders	729	918
Total partnership capital	35,540	29,853
Total liabilities and partnership capital	$128,150	$104,590
  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the twelve months ended December 31
US$ millions, except per unit information, unaudited	2025	2024

Revenues	$23,100	$21,039
Direct operating costs	(16,876)	(15,676)
General and administrative expense	(426)	(405)
	5,798	4,958
Interest expense	(3,868)	(3,387)
Share of earnings from associates and joint ventures	627	439
Mark-to-market losses	(548)	(26)
Other income (expense)	1,112	(31)
Income before income tax	3,121	1,953
Income tax (expense) recovery
Current	(745)	(594)
Deferred	156	324
Net income	2,532	1,683
Non-controlling interest of others in operating subsidiaries	(1,441)	(1,292)
Net income attributable to partnership	$1,091	$391

Attributable to:
Limited partners	$449	$57
General partner	322	294
Non-controlling interest
Redeemable partnership units held by Brookfield	188	23
Exchangeable units/shares[1]	132	17
Basic and diluted income per unit attributable to:
Limited partners[2]	$0.90	$0.04
  Includes non-controlling interest attributable to BIPC exchangeable shares and class A.2 exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2025 was 460.1 million (2024: 461.6 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the twelve months ended December 31
US$ millions, unaudited	2025	2024

Operating activities
Net income	$2,532	$1,683
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	485	(156)
Depreciation and amortization expense	4,024	3,644
Mark-to-market, provisions and other	(506)	32
Deferred income tax recovery	(156)	(324)
Change in non-cash working capital, net	(408)	(226)
Cash from operating activities	5,971	4,653

Investing activities
Net (investments in) proceeds from:
Operating and held for sale assets	(7,271)	(2,446)
Associates	439	(350)
Long-lived assets	(5,703)	(4,366)
Financial assets	95	350
Net settlements of foreign exchange contracts	(113)	37
Other investing activities	(108)	(126)
Cash used by investing activities	(12,661)	(6,901)

Financing activities
Distributions to limited and general partners	(1,743)	(1,644)
Net borrowings (repayments):
Corporate	263	(144)
Subsidiary	7,927	8,715
Net preferred shares redeemed	(181)	—
Partnership units (repurchased) issued	(9)	11
Net capital provided by (to) non-controlling interest	2,804	(3,178)
Lease liability repaid and other	(1,243)	(1,148)
Cash from financing activities	7,818	2,612

Cash and cash equivalents
Change during the period	$1,128	$364
Cash reclassified as held for sale	(45)	—
Impact of foreign exchange on cash	47	(150)
Balance, beginning of period	2,071	1,857
Balance, end of period	$3,201	$2,071

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations

	For the twelve months ended December 31
US$ millions, unaudited	2025	2024

Net income	$2,532	$1,683
Add back or deduct the following:
Depreciation and amortization	4,024	3,644
Share of earnings from investments in associates and joint ventures	(627)	(439)
FFO contribution from investments in associates and joint ventures[1]	970	941
Deferred tax recovery	(156)	(324)
Mark-to-market losses	548	26
Other (income) expense[2]	(711)	387
Consolidated Funds from Operations	6,580	5,918
FFO attributable to non-controlling interests[3]	(3,953)	(3,450)
FFO	$2,627	$2,468
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other (income) expenses corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit

	For the twelve months ended December 31
US$, unaudited	2025	2024

Income per limited partnership unit[1]	$0.90	$0.04
Add back or deduct the following:
Depreciation and amortization	2.19	2.12
Deferred taxes and other items	0.23	0.96
FFO per unit[2]	$3.32	$3.12
  Average number of limited partnership units outstanding on a time weighted average basis for the twelve-month period ended December 31, 2025 was 460.1 million (2024: 461.6 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the twelve-month period ended December 31, 2025 was 790.5 million (2024: 792.1 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Solid 2025 Year-End Results
& Announces Dividend Increase

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today has declared a quarterly dividend in the amount of $0.455 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on March 31, 2026 to shareholders of record as at the close of business on February 27, 2026. This dividend represents a 6% increase compared to the prior year. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by BIP on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company, and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s annual letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s annual letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.com.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $700 million compared to $72 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were 60% higher than the prior year. Current period results benefited from gains on capital recycling initiatives at our global intermodal logistics operation, inflation-indexation across our businesses and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by higher financing costs on our variable rate non-recourse borrowings in Brazil and an increase in dividends paid on our exchangeable shares that are classified as interest expense, resulting from the 6% increase in our quarterly dividend compared to the prior year.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position

	As of December 31
US$ millions, unaudited	2025	2024

Assets
Cash and cash equivalents	$431	$674
Due from Brookfield Infrastructure	1,574	1,278
Property, plant and equipment	14,198	12,572
Intangible assets	3,102	2,892
Investments in associates	295	—
Goodwill	1,680	1,609
Assets held for sale	—	1,958
Deferred tax asset and other	2,745	2,604
Total assets	$24,025	$23,587

Liabilities and Equity
Accounts payable and other	$1,208	$994
Loans payable to Brookfield Infrastructure	100	102
Shares classified as financial liability	5,129	4,644
Non-recourse borrowings	13,169	12,178
Financial liabilities	23	33
Liabilities held for sale	—	1,209
Deferred tax liabilities and other	2,391	2,205

Equity
Equity in net assets attributable to the Partnership	(1,299)	(1,253)
Non-controlling interest	3,304	3,475
Total equity	2,005	2,222
Total liabilities and equity	$24,025	$23,587

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results

	For the twelve months ended December 31
US$ millions, unaudited	2025	2024

Revenues	$3,668	$3,666
Direct operating costs	(1,334)	(1,378)
General and administrative expense	(80)	(75)
	2,254	2,213

Interest expense	(1,155)	(1,065)
Share of earnings from investments in associates	25	—
Remeasurement of financial liability associated with our exchangeable shares[1]	(441)	(477)
Mark-to-market and other	402	(234)
Income before income tax	1,085	437
Income tax expense
Current	(379)	(356)
Deferred	(6)	(9)
Net income	$700	$72

Attributable to:
Partnership	$(241)	$(608)
Non-controlling interest	941	680
  Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows

	For the twelve months ended December 31
US$ millions, unaudited	2025	2024

Operating activities
Net income	$700	$72
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	(4)	—
Depreciation and amortization expense	668	775
Mark-to-market and other	(358)	323
Remeasurement of shares classified as financial liability	441	477
Deferred income tax expense	6	9
Change in non-cash working capital, net	155	87
Cash from operating activities	1,608	1,743

Investing activities
Disposal of subsidiaries, net of cash disposed	431	—
Disposal of associates	426	—
Purchase of long-lived assets, net of disposals	(1,393)	(1,088)
Purchase of financial assets and other	22	(22)
Acquisition of subsidiaries	(98)	—
Cash used by investing activities	(612)	(1,110)

Financing activities
Exchangeable shares issued	38	—
Net capital provided to non-controlling interest	(1,087)	(1,846)
Net (repayments) borrowings	(213)	1,469
Other financing activities	(29)	(51)
Cash used by financing activities	(1,291)	(428)

Cash and cash equivalents
Change during the period	$(295)	$205
Impact of foreign exchange on cash	52	(70)
Balance, beginning of period	674	539
Balance, end of period	$431	$674